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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2002
366

SEC FILE NUMBER
8- 38377

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TFS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Newman Springs road
(No. and Street)

Lincroft, (City) NJ (State) 07738 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas P. Hyland (732)758-9300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard Holland & Company
(Name — *if individual, state last, first, middle name)*

411 Pompton Avenue (Address) Cedar Grove (City) NJ (State) 07009 (Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VB 3-22-02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Thomas P. Hyland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFS SECURITIES, INC., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

LINDA HYLAND-RASH
My Commission Expires June 5, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFS SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

TABLE OF CONTENTS

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

February 21, 2002

Board of Directors
TFS Securities, Inc.
PO Box 487
Lincroft, New Jersey 07738

We have audited the accompanying statement of financial condition of TFS Securities, Inc., as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFS Securities, Inc. as of December 31, 2001, and the results of their operations and their cash flow for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard Holland & Company

Richard Holland & Company
Certified Public Accountant

TFS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Cash	$	68,059
Deposits - NASD/CRD Acct		2,865
Deposit - Pershing		25,000
Total Assets	$	95,924

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Payroll Taxes Payable	$	2,086
Accrued Expenses		639
Total Liabilities		2,725
Stockholders' Equity		
Common Stock - $100.00 par value		
10,000 share authorized		
804 shares issued and outstanding		80,400
Retained Earnings		12,799
Total Stockholders' Equity		93,199
Total Liabilities and Stockholders' Equity	$	95,924

*See Accountants Report and accompanying Notes to Financial Statements.

TFS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues		
Dealer and Trading Transactions	$ 12,659,785	
Interest and Investment Income	16,407	
Other Income	9,587	
Total Revenues		$ 12,685,779
Direct Costs		
Commissions Paid	10,263,140	
Advisory Fees	590,071	
Representative's Fund Reimbursements	13,705	
Total Direct Costs		10,866,916
Gross Profit		1,818,863
Operating Expenses		
Payroll	$ 740,309	
Payroll Taxes & Benefits	68,606	
Office & Computer Expenses	72,831	
Postage Expense	16,976	
Equipment Leasing Expense	3,499	
Telephone & Utilities	14,822	
Dues, Fees and Assessments	33,438	
Rent	44,007	
Professional Fees	61,616	
Bank Charges & Interest	6,748	
Reimbursed Employee Business Expenses	59,710	
Insurance	72,932	
Corporate Taxes	0	
Fidelity and Surety Bonds	56,896	
Licenses and Registrations	106,697	
Consulting Fees	108,083	
Datalynx and Pershing Fees	129,710	
Miscellaneous Expenses	12,328	
Conventions and Seminars	18,832	
Overhead Expense - PC	347,225	
Total Operating Expenses		1,975,265
Net Income		$ (156,402)
Earnings per share of common stock		$ (194.53)

*See Accountants Report and accompanying Notes to Financial Statements.

TFS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Retained Earnings
Beginning Balance at January 1, 2001	80,400	$	169,201
Net Income			(156,402)
Less: Distributions to Shareholders			0
Ending Balance at December 31, 2001	80,400	$	12,799

*See Accountants Report and accompanying Notes to Financial Statements.

TFS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities		
Net Income (Loss)		$ (156,402)
Adjustments to reconcile Net Income to Net Cash provided by Operating Activities:		
Changes In:		
Deposits - NASD/CRD Acct	$ 149	
Payroll Taxes Payable	752	
Accrued Expenses	639	
Total Adjustments		1,540
Net Cash Provided by Operating Activities		(154,862)
Cash Flows from Investing Activities		
Distributions to Shareholders		0
Net Increase (Decrease) in Cash		(154,862)
Cash Balances - Beginning of Period		222,921
Cash Balances - End of Period		$ 68,059

Supplemental Disclosures:	
Interest Paid	$ 0
Income Taxes Paid	$ 0

*See Accountants Report and accompanying Notes to Financial Statements.

TFS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1- *Significant Accounting Policies*

Organization - TFS Securities, Inc. is a closely held corporation, dealing in mutual funds, tax exempt municipal bonds, variable annuities, and public programs

Securities transactions are recorded on a trade date basis, in accordance with generally accepted accounting principles.

Net Capital Requirement:
The company is subjected to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15C3-1), which requires that the ratio of Aggregate Indebtedness to Net Capital, as defined, shall not exceed a ratio of 15 to 1.

At December 31, 2001, the company had a ratio of Aggregated Indebtedness to Net Capital of .03 to 1 computed in accordance with NASD rules governing this matter.

Income Taxes
The Company has elected by consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual Federal income taxes on their respective share of the Company's taxable income.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted Accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets:
Fixed Assets are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in income.

Cash Equivalents:
For the purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of the financial statements.

Note 2-*Rent and Parent Company Overhead*

The Company rents office facilities from a partnership owned by the shareholder. The Company also pays shared administrative and overhead expenses to a corporation that is owned by its shareholders. The total paid to the related parties was $ 347,225 for the year ended December 31, 2001.

The accompanying notes are an integral part of the financial statements.

SCHEDULE I

TFS SECURITIES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATED INDEBTEDNESS
AS OF DECEMBER 31, 2001

NET CAPITAL		
Total Stockholders' Equity qualified for Net Capital		$ 93,199
Deductions and/or charges		
Non-Allowable Assets		
Deposits - NASD/CRD Acct		2,865
Net Capital Before Haircuts on Securities		90,334
Haircuts on Securities		0
Net Capital		$ 90,334
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Payroll Taxes	$ 2,086	
Accrued Expenses	639	
Total Aggregated Indebtedness		$ 2,725
COMPUTATION OF BASIC CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 50,000
Excess Net Capital at 1500%		$ 40,334
Excess Net Capital at 1000%		$ 90,062
Ratio: Aggregate Indebtedness to Net Capital		$ .03 to 1

SCHEDULE II

TFS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2001

STATEMENT NOT APPLICABLE
No outstanding loans as of December 31, 2001.

TFS SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2001

STATEMENT NOT APPLICABLE. TFS Securities, Inc. does not hold customer's funds and/or securities.

Note: Same explanation for information relating to the possession or control requirements pursuant to Rule 15C3-3. Requirement I.

SCHEDULE III

TFS SECURITIES, INC.
REQUIREMENT J: RECONCILIATION
DECEMBER 31, 2001

STATEMENT NOT APPLICABLE
The firm does not compute a reserve computation, as stated in Schedule II of this report. Therefore, no reconciliation is required.

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15C3-3

February 21, 2002

Board of Directors
TFS Securities, Inc.
PO Box 487
Lincroft, New Jersey 07738

In planning and performing our audit of the financial statements and supplemental schedules of TFS Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard Holland & Company

Richard Holland & Company
Certified Public Accountant